Exhibit 99.1

Inspira™ Announces Development of New Disposable Kit with Built-In Performance Monitoring Mechanism

Ra’anana, Israel, October 9, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira Technologies”, “Inspira” or the “Company”), a groundbreaking respiratory support technology company, is pleased to announce the development of a new disposable kit for the perfusion market. This strategic move is central to Inspira’s business strategy of generating recurring revenues for products to be deployed in conjunction with the INSPIRA ART100 and that are also intended to be compatible with other life support machines, thus potentially tapping into the $1 billion perfusion systems market.

The innovative disposable kit is being developed as a single-use product designed to identify and alert users on changes in the performance of the disposable during operation and treatment. The unique design and features of the disposable are expected to provide a smart, compatible, and adjustable experience for medical teams. This is intended to enhance product safety and improve patient protection.

The disposable kit will be the subject of a planned application for U.S. Food and Drug Administration (FDA) clearance for marketing. Once cleared for marketing, the disposable is expected to be offered to hospitals that use the INSPIRA ART100 system. The INSPIRA ART100 system received FDA 510(k) clearance in May 2024 for Cardiopulmonary Bypass (CPB) procedures and in July 2024 received Israeli medical device and accessory certification for extra-corporeal membrane oxygenation and cardiopulmonary bypass procedures. The first manufactured devices are expected to be deployed in the U.S. by the end of 2024.

Mr. Dagi Ben-Noon, co-founder, and CEO of Inspira Technologies, stated: “This new innovation and capability, being integrated into our disposable kit, is expected to be an additional step by Inspira to provide new technologies and user experiences for the purpose of supporting improved safety and patient care.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA™ ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA™ ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the Company’s belief that the development of a new disposable kit is central to Inspira’s business strategy of generating recurring revenues for products to be deployed in conjunction with the INSPIRA ART100, the potential size of the perfusion systems market, that the design and features of the disposable are expected to provide a smart, compatible, and adjustable experience for medical teams which may potentially enhance product safety and improve patient protection, prospective FDA applications and approval of the disposable kit, that the first manufactured devices are expected to be deployed in the U.S. by the end of 2024, and the belief that this disposable kit is expected to be an additional step by Inspira to provide new technologies and user experiences for the purpose of supporting improved safety and patient care. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-119

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